                                                Filed pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-00309

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 25, 1996)

                                  $100,000,000
                              LA QUINTA INNS, INC.
                          7 1/4% SENIOR NOTES DUE 2004
                               -----------------

                   INTEREST PAYABLE MARCH 15 AND SEPTEMBER 15
                              -------------------

   THE SENIOR NOTES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF
LA QUINTA INNS, INC. AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF
   (I) 100% OF THEIR PRINCIPAL AMOUNT AND (II) THE SUM OF THE PRESENT VALUES
     OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A
        360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY
         YIELD (AS DEFINED HEREIN) PLUS 12.5 BASIS POINTS, PLUS IN EACH
          CASE ACCRUED INTEREST TO THE DATE OF REDEMPTION. THE SENIOR
           NOTES WILL BE REPRESENTED BY ONE OR MORE GLOBAL SECURITIES
             REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY
            (THE "DEPOSITORY") OR ITS NOMINEE. BENEFICIAL INTERESTS
                 IN THE GLOBAL SECURITIES WILL BE SHOWN ON, AND
                  TRANSFERS THEREOF WILL BE EFFECTED THROUGH,
                  RECORDS MAINTAINED BY THE DEPOSITARY OR ITS
                   PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN,
                  SENIOR NOTES IN DEFINITIVE FORM WILL NOT BE
                    ISSUED. SEE "DESCRIPTION OF SENIOR NOTES
                     AND "DESCRIPTION OF DEBT SECURITIES".
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
               ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                  PRICE 99.4900% AND ACCRUED INTEREST, IF ANY
                              -------------------

                                               PRICE TO          UNDERWRITING DISCOUNTS         PROCEEDS TO
                                              PUBLIC (1)           AND COMMISSIONS (2)        COMPANY (1)(3)
                                        -----------------------  -----------------------  -----------------------
PER SENIOR NOTE.......................         99.4900%                  .6375%                  98.8525%
TOTAL.................................        $99,490,000               $637,500                $98,852,500

---------

  (1) PLUS ACCRUED INTEREST, IF ANY, FROM MARCH 11, 1996.

  (2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

  (3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $225,000.
                            ------------------------

    THE SENIOR NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SENIOR NOTES WILL BE MADE ON OR ABOUT MARCH 11, 1996 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITORY TRUST COMPANY, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY & CO.
       INCORPORATED
                              GOLDMAN, SACHS & CO.
                                                               SMITH BARNEY INC.

MARCH 6, 1996

NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY (THE "OFFERING") TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SENIOR NOTES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-4
Capitalization............................................................   S-5
Selected Financial Data...................................................   S-6
Pro Forma Financial Data..................................................   S-9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-10
Description of Senior Notes...............................................  S-16
Underwriters..............................................................  S-18
Legal Matters.............................................................  S-18

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Information by Reference.........................     2
The Company...............................................................     3
Ratio of Earnings to Fixed Charges........................................     3
Use of Proceeds...........................................................     3
Description of Debt Securities............................................     3
Plan of Distribution......................................................    16
Legal Matters.............................................................    17
Experts...................................................................    17

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    La Quinta is the second largest owner/operator of hotels in the United States, with 237 inns and more than 30,000 rooms. La Quinta operates primarily in the mid-priced segment of the lodging industry. La Quinta achieved an average occupancy percentage of 70.8% and an average daily room rate ("ADR") of $51.07 for the year ended December 31, 1995. The Company has inns located in 29 states, concentrated in the Western and Southern United States. La Quinta currently owns a 100% interest in 230 of its inns and a 50% or greater interest in an additional seven inns. La Quinta's business strategy is to continue to expand its successful core business as an owner/operator in the mid-priced segment of the lodging industry.

    La Quinta was founded in San Antonio, Texas in 1968. La Quinta was originally incorporated and became a publicly traded entity in 1972 and is incorporated under the laws of the State of Texas. The principal executive offices are located at Weston Centre, 112 E. Pecan Street, San Antonio, Texas 78205, telephone (210) 302-6000.

FOCUSED STRATEGY

    La Quinta's strategy is to continue its growth as a high-quality provider in the mid-priced segment of the hotel industry, focusing on enhancing revenues, cash flow and profitability. Specifically, the Company's strategy centers upon:

    CONTINUED FOCUS ON MID-PRICED SEGMENT. Hotels in this price category provide cost-conscious business and leisure travelers with high-quality rooms and convenient locations at a moderate price. Because the Company competes primarily in the mid-priced segment, management's attention is totally focused on meeting the needs of La Quinta's target customers.

    LA QUINTA OWNERSHIP AND MANAGEMENT OF INNS. In contrast to many of its competitors, La Quinta manages and has ownership interests in all of its inns. At December 31, 1995, the Company owned 100% of 230 inns and 50% or more of an additional seven inns. As a result, the Company believes it is able to achieve a higher level of consistency in both product quality and service than its competition. In addition, La Quinta's position as one of the few owner-operated chains enables La Quinta to offer new services, direct expansion, establish pricing strategy and to make other marketing decisions on a system-wide or local basis as conditions dictate, without consulting third-party owners, management companies or franchisees as required of most other lodging chains. The Company's management of the inns also enables it to control costs and allocate resources effectively to provide excellent value to the consumer.

    BRAND ENHANCEMENT PROGRAMS. La Quinta has taken major steps to assure uniform high quality at its inns. During 1995, La Quinta launched its Gold Medal-TM- rooms program designed to strengthen the Company's ability to gain additional market share and pricing advantage relative to its competitors. The program is intended to improve the quality, functionality and value of the guest rooms by enhancing the decor package, including fresh, new colors, rich wood furniture, contemporary bathrooms, built-in closets, oversized desks, 25 inch televisions and new draperies and bedspreads. Service enhancements include movies-on-demand, interactive video games from Nintendo-Registered Trademark-, dataport telephones for computer connections and greatly expanded free television channel choices.

    In 1994, the Company completed a comprehensive chainwide image enhancement program which gave the inns a new, fresh, crisp appearance while preserving their unique character. The program featured newly designed signage displaying a new logo, as well as exterior and lobby upgrades including brighter colors, more extensive lighting, additional landscaping, enhanced guest entry and full lobby renovation with contemporary furnishings and seating area for the complimentary First Light-Registered Trademark- breakfast program.

    REGIONALLY FOCUSED GROWTH. During 1995, La Quinta purchased eleven lodging facilities for conversion to the La Quinta-Registered Trademark- brand and approved the construction of ten new inns, which will open between April and December 1996. It is anticipated that the Company's growth in 1996 will continue to include acquisition and conversion of lodging facilities and selected new development in strategic markets.

    As a result of its ability to provide consistently high-quality, convenient accommodations and excellent value, the Company believes that it has established La Quinta as a strong, well-regarded mid-priced brand. The Company believes that its brand recognition and reputation have enhanced the performance of its existing inns and should provide an advantage for inns added in the future.

FACILITIES AND SERVICES

    The typical La Quinta inn contains approximately 130 spacious, quiet and comfortably furnished guest rooms averaging 300 square feet in size. Guests at a La Quinta inn are offered a wide range of amenities and services, such as its complimentary First Light breakfast program, including cereal and fruit, free unlimited local telephone calls, Airborne Express Service, a swimming pool, same-day laundry and dry cleaning, fax services, 24-hour front desk message service and free parking. Amenities to be added in connection with the Company's Gold Medal rooms program include new 25 inch remote control televisions with greatly expanded free television channel choices, movies-on-demand, interactive video games from Nintendo and dataport telephones for computer connections. La Quinta guests typically have convenient access to food service at adjacent free-standing restaurants, including national chains such as Cracker Barrel, International House of Pancakes, Denny's and Perkins.

CUSTOMER BASE AND MARKETING

    La Quinta's combination of consistent, high-quality accommodations and good value is attractive to business customers, who account for nearly 60% of rooms rented. These core customers typically visit a given area several times a year, and include salespersons covering a specific territory, government and military personnel and technicians. The Company also targets both vacation travelers and senior citizens. For the convenience of these targeted customer groups, inns are generally located near suburban office parks, major traffic arteries or destination areas such as airports and convention centers.

    La Quinta has developed a strong following among its customers; internal customer surveys show that the average customer spends 19 nights per year in a La Quinta inn. The Company focuses a number of its marketing programs on maintaining a high number of repeat customers. For example, La Quinta promotes a "Returns-Registered Trademark- Club" offering members preferred status and rates at La Quinta inns, along with rewards for frequent stays. The Returns Club had approximately 255,000 members as of December 31, 1995.

    The Company markets directly to companies and other organizations through its direct sales force of 39 sales representatives and managers. This sales force calls on companies which have a significant number of individuals traveling in the regions in which La Quinta operates and which are capable of producing a high volume of room nights.

    The Company provides a central reservation system,
"teLQuik-Registered Trademark-," which currently accounts for advance reservations for approximately 28% of room nights. The teLQuik system allows customers to make reservations by dialing 1-800-531-5900 toll free, or from reservations phones placed in all La Quinta inns. The teLQuik system enables guests to make their next night's reservation from their previous night's La Quinta inn. In addition, approximately 45% of room nights reflect advance reservations made directly with individual inns and forwarded to the central reservation system. In total, advance reservations account for approximately 73% of room nights.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Debt Securities in the Offering are estimated to be approximately $99 million. The Company intends to use the net proceeds of the Offering to repay indebtedness under the Bank Unsecured Credit Facilities (as defined below).

    The Company's current credit facilities consist of a $200 million Bank Unsecured Line of Credit and a $50 million 364-Day Bank Unsecured Line of Credit (the "Bank Unsecured Credit Facilities"), with maturities of August 2000 and September 1996, respectively. Borrowings under the Bank Unsecured Credit Facilities bear interest at the prime rate or LIBOR, adjusted for an applicable margin, as defined in the related credit agreements. The applicable margin is based on predetermined levels of cash flow to indebtedness or credit ratings received from specified credit rating agencies, as defined in the related credit agreements. The Bank Unsecured Credit Facilities require an annual commitment fee of 20 basis points on the $200 million Bank Unsecured Line of Credit and 15 basis points on the $50 million 364-Day Unsecured Line of Credit. The weighted average interest rate, including commitment fees, on the Bank Unsecured Credit Facilities was 6.40% at January 31, 1996.

    During the twelve month period ended January 31, 1996, borrowings under the Bank Unsecured Credit Facilities other than short-term borrowings used for working capital have been made (i) in the amount of $127.0 million for capital expenditures, including the purchase and conversion of inns, construction and Gold Medal rooms program and (ii) in the amount of $26.7 million for the repurchase of the Company's common stock.

                                 CAPITALIZATION

    The following table sets forth current installments of long-term debt and the capitalization of the Company as of December 31, 1995, and as adjusted to reflect the sale of the Senior Notes and the anticipated application of the estimated net proceeds therefrom as if such transactions occurred on December 31, 1995. For additional information, see "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus Supplement and the Prospectus.

                                                            DECEMBER 31, 1995
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Current installments of long-term debt..................  $ 13,322    $13,322
                                                          --------  -----------
                                                          --------  -----------
Long-term debt, excluding current installments
  Mortgage loans, maturing 1996-2001....................  $ 70,339    $70,339
  Industrial development revenue bonds, maturing
   1996-2012............................................    51,284     51,284
  7.40% Senior Notes due 2005...........................    99,793     99,793
  7 1/4% Senior Notes due 2004..........................        --    100,000(1)
  Bank Unsecured Line of Credit, maturing August 2000...   177,000     78,000(1)
  9 1/4% Senior Subordinated Notes due 2003.............   120,000    120,000
                                                          --------  -----------
    Total long-term debt, excluding current
     installments.......................................   518,416    519,416
                                                          --------  -----------
Partners' capital.......................................     6,309      6,309
Shareholders' equity....................................   331,713    331,713
                                                          --------  -----------
    Total capitalization................................  $856,438    $857,438
                                                          --------  -----------
                                                          --------  -----------

------------------------
(1) Adjusted to reflect the issuance of the Senior Notes and the repayment of existing indebtedness under the Bank Unsecured Credit Facilities.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain combined financial information of the Company, its wholly-owned subsidiaries and its combined unincorporated partnerships and joint ventures and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus Supplement and the Prospectus.

                                                                                              YEARS ENDED DECEMBER 31
                                                                                  ------------------------------------------------
                                                                                    1995      1994      1993      1992      1991
                                                                                  --------  --------  --------  --------  --------
                                                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                                        AMOUNTS, RATIOS, AND INN STATISTICS)
STATEMENT OF OPERATIONS DATA
  Total revenues................................................................  $413,919  $362,242  $271,850  $254,122  $240,888
  Direct and corporate operating costs and expenses (1).........................   227,675   213,405   168,021   156,529   154,846
  Depreciation, amortization and asset retirements..............................    40,951    38,080    24,055    24,793    35,201
  Provision for premature retirement of assets (2)..............................    12,630     --        --        --        --
  Performance stock option (3)..................................................     --        --        4,407     --        --
  Non-recurring cash and non-cash charges (1)...................................     --        --        --       38,225     7,952
  Operating income..............................................................   132,663   110,757    75,367    34,575    42,889
  Net interest expense..........................................................    39,442    37,439    26,219    27,046    30,271
  Partners' equity in earnings (1)..............................................    10,227    11,406    12,965    15,081     9,421
  Net (gain) loss on property transactions......................................     --          (79)    4,347      (282)    1,012
  Income taxes..................................................................    31,620    24,176    12,416       526       787
  Earnings (loss) before extraordinary items and cumulative effect of accounting
   change.......................................................................    51,374    37,815    19,420    (7,796)    1,398
  Net earnings (loss) (1)(4)....................................................    50,657    37,815    20,301    (8,754)      129
  Conversion of partner's interest into common stock (5)........................   (46,364)    --        --        --        --
OTHER DATA
  EBITDA (6)....................................................................   186,244   148,837   103,829    97,593    86,042
  EBITDA margin (7).............................................................      45.0%     41.1%     38.2%     38.4%     35.7%
  Construction, purchase and conversion of inns (8).............................    77,502    34,690    38,858     4,060    15,487
  Other capital expenditures (9)................................................    39,962    75,248    32,623    15,529    13,803
  Purchase of partners' equity interests (10)...................................    48,200    53,255    78,169     --        3,546
  Ratio of EBITDA to net interest expense.......................................      4.7x      4.0x      4.0x      3.6x      2.8x
  Ratio of earnings to fixed charges (11).......................................      3.1x      2.8x      2.4x      1.2x      1.3x
OPERATING DATA
  Inns owned 100%...............................................................       230       176       166        89        89
  Inns owned 40-82%.............................................................         7        50        45        80        79
  Inns managed..................................................................     --        --            9        40        40
                                                                                  --------  --------  --------  --------  --------
  Number of inns................................................................       237       226       220       209       208
  Occupancy percentage (12).....................................................      70.8%     70.1%     65.1%     65.6%     64.8%
  ADR (13)......................................................................  $  51.07  $  47.65  $  46.36  $  44.33  $  43.11
  Revenue per available room ("REVPAR") (14)....................................     36.17     33.39     30.20     29.06     27.92

                                                                                                               AT DECEMBER 31,
                                                                                                                    1995
                                                                                                               ---------------
BALANCE SHEET DATA
  Total assets...............................................................................................    $   964,115
  Current installments of long-term debt.....................................................................         13,322
  Long-term debt, excluding current installments.............................................................        518,416
  Partners' capital..........................................................................................          6,309
  Shareholders' equity.......................................................................................        331,713

------------------------
(1) Non-recurring cash and non-cash charges include charges related to the write-down of certain joint venture interests carried on the equity method, land and computer equipment, severance and other employee-related costs and charges associated with a series of studies to improve operating results. For the year ended December 31, 1992, these charges also include a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, and $210,000 related to other corporate expense items. Results for the year ended December 31, 1992 were impacted by an additional charge of $1,214,000 to partners' equity in earnings and losses related to the reallocation of losses of a combined unincorporated joint venture to the Company.

(2) During implementation of the Gold Medal rooms program, the Company will be replacing certain furniture and fixtures before the end of their normal useful life and has therefore, made adjustments to reflect shorter remaining lives. As a result, the Company will record non-cash provisions for premature retirement of assets totaling approximately $17.0 million, of which $12.6 million was reported in 1995, with the remainder to be recorded in 1996.

(3) Performance stock option relates to the costs of stock options which became exercisable when the average price of the Company's common stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.

(4) Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. The Company recorded the impact of SFAS 109's implementation, an increase in net income of $1,500,000, as the cumulative effect of an accounting change in the combined statement of operations for the year ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of SFAS 109.

(5) Conversion of partner's interest into common stock is a non-recurring, non-cash item directly related to the AEW Transaction, as defined in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(6) EBITDA is defined as earnings before net interest expense, income taxes, depreciation, amortization and asset retirements, provision for premature retirement of assets, extraordinary items, partners' equity in earnings, gain or loss on property transactions and other non-recurring cash and non-cash charges and performance stock option. This definition differs from the traditional EBITDA definition which does not include adjustments for extraordinary items, partners' equity in earnings, provision for premature retirement of assets, gain or loss on property transactions and other non-recurring cash and non-cash charges and performance stock option as follows:

                                                                                   YEARS ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1995       1994       1993       1992       1991
                                                                     ---------  ---------  ---------  ---------  ---------
    Extraordinary items............................................  $     717  $  --      $     619  $     958  $   1,269
    Partners' equity in earnings...................................     10,227     11,406     12,965     15,081      9,421
    (Gain) loss on property transactions...........................     --            (79)     4,347       (282)     1,012
    Provision for premature retirement of assets...................     12,630     --         --         --         --
    Non-recurring cash and non-cash charges and performance stock
     option........................................................     --         --          4,407     38,225      7,952

    EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles ("GAAP"). EBITDA, as defined above, is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.

(7) EBITDA margin represents EBITDA divided by total revenues.

(8) Included in years ended December 31, 1995, 1994, 1993, 1992 and 1991 were conversion costs of $15,611,000, $8,891,000, $7,231,000, $4,060,000 and
    $3,977,000, respectively.

(9) Represents capital expenditures other than those for construction, purchase and conversion of inns. Capital expenditures for the year ended December 31, 1995 include costs related to the Gold Medal rooms program, while capital expenditures for the years ended December 31, 1994 and 1993 include costs related to the Company's image enhancement program.

(10) Purchase of partners' equity interests in 1995 is related to the acquisition of La Quinta Development Partners ("LQDP"), while purchase of partners' equity interests for the years ended December 31, 1994 and 1993 includes approximately $9,672,000 and $42,091,000, respectively, related to the acquisition of the La Quinta Motor Inns Limited Partnership ("LQP").

(11) For  purposes of  calculating  this ratio,  earnings include  net  earnings
    (loss) before income taxes, extraordinary items, and the cumulative effect of accounting change, partners' equity in earnings and losses of combined unincorporated ventures that have fixed charges, fixed charges net of interest capitalized, and amortization of capitalized interest. Fixed charges include interest expense on long-term debt and the portion of rental expense allocated to interest.

(12) The occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of La Quinta rooms available for rent multiplied by the number of days in the reported period.

(13) ADR represents total room revenues divided by the total number of rooms occupied.

(14) REVPAR represents the product of occupancy percentage and ADR.

                            PRO FORMA FINANCIAL DATA

    The following tables are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus Supplement.

    The unaudited pro forma combined condensed statement of operations presented below includes the statement of operations for the year ended December 31, 1995, and as adjusted to reflect the AEW Transaction (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations") as if the transaction had occurred on January 1, 1995. The AEW Transaction was consummated on July 3, 1995. The pro forma results are not necessarily indicative of operating results that would have occurred had the AEW Transaction been consummated as of the beginning of 1995, nor are they necessarily indicative of future operating results.

                                                                                         PRO FORMA ADJUSTMENTS        PRO FORMA
                                                                         YEAR ENDED                                   YEAR ENDED
                                                                        DECEMBER 31,   --------------------------    DECEMBER 31,
                                                                            1995          DEBIT         CREDIT         1995 (F)
                                                                        ------------   -----------    -----------    ------------
                                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
Total revenues........................................................    $413,919                                     $413,919
Operating costs and expenses:
  Direct and Corporate................................................     227,675                                      227,675
  Depreciation, amortization, and asset retirements...................      40,951       $     548(A)                    41,499
  Provision for premature retirement of assets........................      12,630                                       12,630
                                                                        ------------                                 ------------
    Total operating costs and expenses................................     281,256                                      281,804
                                                                        ------------                                 ------------
    Operating income..................................................     132,663                                      132,115
                                                                        ------------                                 ------------
Other (income) expenses:
  Net interest expense................................................      39,442           1,658(B)                    41,100
  Partners' equity in earnings........................................      10,227                      $   7,576(C)      2,651
                                                                        ------------                                 ------------
  Earnings before income taxes and extraordinary items................      82,994                                       88,364
  Income taxes........................................................      31,620           2,046(D)                    33,666
                                                                        ------------   -----------    -----------    ------------
    Earnings before extraordinary items...............................    $ 51,374       $   4,252      $   7,576      $ 54,698
                                                                        ------------   -----------    -----------    ------------
                                                                        ------------   -----------    -----------    ------------
Earnings per common and common equivalent share:
    Earnings before extraordinary items per share.....................    $   0.99                                     $   1.00
                                                                        ------------                                 ------------
                                                                        ------------                                 ------------
Weighted average number of common and common equivalent shares
 outstanding..........................................................      51,977           2,650(E)                    54,627
                                                                        ------------   -----------                   ------------
                                                                        ------------   -----------                   ------------

The accompanying notes are an integral part of the unaudited pro forma combined condensed statement of operations.

(A) Records additional depreciation expense on the addition of $37.3 million of depreciable assets. The depreciation expense was calculated using the straight line method based on a 34 year remaining life.

(B) Represents the interest expense on additional debt of $48.2 million relating to the acquisition of one-third of AEW Partners, L.P.'s ("AEW") interest in LQDP at the effective weighted average interest rate under the Company's existing credit facilities.

(C) Represents the elimination of AEW's equity in earnings.

(D) Reflects income tax effect of pro forma adjustments assuming an effective income tax rate of 38.1%.

(E) Reflects the increase in weighted average shares outstanding.

(F) In the third quarter of 1995, the Company recorded $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations above. The pro forma per share effect of this item is ($0.85).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The Company's financial statements include the accounts of the Company's wholly-owned subsidiaries and unincorporated partnerships and joint ventures in which the Company has at least a 40% interest and over which it exercises substantial legal, financial and operational control. References to "Managed Inns" are to those inns in which the Company owns less than a 40% interest and which were managed by the Company under long-term management contracts.

    During 1995, the Company launched its Gold Medal rooms program designed to strengthen the Company's ability to gain additional market share and pricing advantage relative to its competitors. The program is intended to improve the quality, functionality and value of guest rooms by enhancing the decor package, including fresh, new colors, rich wood furniture, contemporary bathrooms, built-in closets, oversized desks, 25 inch televisions and new draperies and bedspreads. Service enhancements include movies-on-demand, interactive video games from Nintendo, dataport telephones for computer connections and greatly expanded free television channel choices.

    As of January 31, 1996, a total of 70 inns had either been completed or were undergoing construction related to the Gold Medal rooms program. The Company anticipates completing a total of 10,000 rooms by Spring 1996. The program requires 20 to 30 rooms at a time to be taken out of available supply at an inn during the construction period. Construction activities at each inn are completed within 10 to 12 weeks. The Company does not adjust its available rooms or occupancy percentage for rooms unavailable due to construction as a result of this program.

    The Company acquired eleven inns during the year ended December 31, 1995 and six inns during the year ended December 31, 1994 for conversion to the La Quinta brand. In some cases acquisition and conversion of properties is more cost effective than new construction. However, in markets where inns for acquisition and conversion are not readily available at attractive discounts to replacement costs, the Company has begun the selective construction of new inns. During 1995, the Company approved the construction of ten inns which are expected to open between April and December 1996.

    On June 15, 1995, AEW notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of the Company's Common Stock. AEW also agreed to sell the remaining one-third of its ownership interest in LQDP to the Company for a negotiated price of $48.2 million in cash (collectively, the "AEW Transaction"). The AEW Transaction was consummated on July 3, 1995. Upon conversion of the partnership interest into La Quinta Common Stock, the Company issued 5,299,821 shares of the Company's Common Stock having a fair market value of $142.8 million based on the July 3, 1995 New York Stock Exchange closing price. The conversion was accounted for by increasing shareholders' equity by the $46.4 million value of the option and recording a $46.4 million non-recurring, non-cash adjustment entitled Conversion of Partner's Interest into Common Stock below net earnings in the Statement of Operations. There was therefore no net effect to shareholders' equity as a result of this accounting treatment. The sale to La Quinta of AEW's remaining one-third interest in LQDP was accounted for as an acquisition of a minority interest and purchase accounting was applied.

    On July 1, 1994, the Company purchased nine inns which it managed and which were previously held in two unincorporated joint ventures with CIGNA Investments, Inc. (the "CIGNA partnerships"). The Company has continued to operate these properties as La Quinta inns.

    On January 24, 1994, the Company concluded the acquisition of LQP which owned 31 inns managed by the Company. The operations of LQP were accounted for under the equity method until December 1, 1993, and were included in the Combined Financial Statements of the Company thereafter.

    The following chart shows certain historical operating statistics and revenue data. References to occupancy percentages and ADR refer to Company Inns (inns owned by the Company or by unincorporated partnerships and joint ventures in which the Company owns at least a 40% interest). Managed Inns are excluded from occupancy and ADR statistics for all periods for purposes of comparability. All financial data is related to Company Inns unless otherwise specified.

                                                                        COMPARATIVE OPERATING STATISTICS
                                                                                AND REVENUE DATA
                                                                            YEARS ENDED DECEMBER 31
                                                                       ----------------------------------
                                                                          1995        1994        1993
                                                                       ----------  ----------  ----------
                                                                             (IN THOUSANDS, EXCEPT
                                                                             RATES AND PERCENTAGES)
Room revenue.........................................................  $  390,449  $  340,230  $  248,459
Other inn revenue....................................................      15,245      13,118      10,070
                                                                       ----------  ----------  ----------
  Total inn revenue..................................................     405,694     353,348     258,529
Restaurant rental and other..........................................       8,071       7,675       6,464
Management services..................................................         154       1,219       6,857
                                                                       ----------  ----------  ----------
  Total revenue......................................................  $  413,919  $  362,242  $  271,850
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
Percentage of occupancy..............................................        70.8%       70.1%       65.1%
ADR..................................................................  $    51.07  $    47.65  $    46.36
Available rooms (1)..................................................      10,793      10,188       8,226

------------------------
(1) Available rooms represent the number of rooms available for sale multiplied by the number of days in the period reported.

YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED DECEMBER 31, 1994

    TOTAL REVENUES increased to $413,919,000 in 1995 from $362,242,000 in  1994, an increase of $51,677,000, or 14.3%. Of the total revenues reported in 1995, 98.0% were revenues from inns and 2.0% were revenues from restaurant rentals and other revenue.

    INN REVENUES are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, vending commissions, banquet revenues and laundry services. Inn revenues increased to $405,694,000 in 1995 from $353,348,000 in 1994, an increase of $52,346,000, or
14.8%. The increase in inn revenues was due primarily to an increase in occupancy percentage and ADR along with the revenues associated with the acquisition of 9 operating inns in 1995, the CIGNA partnerships in July 1994 and six inns in the last half of 1994. Occupancy percentage increased to 70.8% in 1995 from 70.1% in 1994. ADR increased to $51.07 in 1995 from $47.65 in 1994.
Revenue per available room ("REVPAR", which is the product of occupancy percentage and ADR) increased 8.3% over 1994. Improvements are due, in part, to the substantial completion of the Company's image enhancement program in mid-1994.

    RESTAURANT RENTAL AND OTHER REVENUES includes rental payments from restaurants owned by the Company and leased to and operated by third parties. Restaurant rental and other increased to $8,071,000 in 1995 from $7,675,000 in 1994, an increase of $396,000, or 5.2%. This increase is primarily the result of the additional restaurant buildings owned by the Company through the acquisition of the CIGNA partnerships.

    MANAGEMENT SERVICES revenue is primarily related to fees earned by the Company for services rendered in conjunction with Managed Inns. Management services revenue decreased to $154,000 in 1995 from $1,219,000 in 1994. The decrease is due to the acquisition of the CIGNA partnerships in July 1994, eliminating the related management fees earned by the Company.

    DIRECT EXPENSES include costs directly associated with the operation of Company Inns. In 1995, approximately 42.0% of direct expenses were represented by salaries, wages, and related costs. Other major categories of direct expenses include utilities, property taxes, repairs and maintenance and room supplies. Direct expenses increased to $209,153,000 ($27.36 per occupied room) in 1995 compared to $194,894,000 ($27.30 per occupied room) in 1994, an increase of $14,259,000, or 7.3%. The increase in direct expenses period over period is primarily attributable to the growth in number of inns. As a percent of total revenues, direct expenses decreased to 50.5% in 1995 from 53.8% in 1994.

    CORPORATE EXPENSES include the costs of general management, office rent, training and field supervision of inn managers and other marketing and administrative expenses. The major components of corporate expenses are salaries, wages and related expenses. Corporate expenses increased to $18,522,000 ($1.72 per available room) in 1995 from $18,511,000 ($1.78 per available room, including Managed Inns) in 1994. As a percent of total revenues, corporate expenses decreased to 4.5% in 1995 from 5.1% in 1994.

    DEPRECIATION, AMORTIZATION AND ASSET RETIREMENTS increased to $40,951,000 in 1995 from $38,080,000 in 1994, an increase of $2,871,000, or 7.5%. This is due primarily to the increase in fixed assets resulting from the acquisition of inns, partnerships and additions from the image enhancement program, which was substantially complete by the end of 1994. The increase is partially offset by a reduction in depreciation on assets which became fully depreciated during 1995. Depreciation, amortization and asset retirements also includes asset retirements associated with the image enhancement program and other capital improvements.

    A PROVISION FOR PREMATURE RETIREMENT OF ASSETS totaling $12,630,000 was recorded during 1995. This non-cash charge is directly attributable to the Company's Gold Medal rooms program. During the program, the Company will be replacing certain furniture and fixtures before the end of their normal useful lives and has therefore made adjustments to reflect shorter remaining lives. As a result, the Company will record non-cash provisions for premature retirement of assets totaling approximately $17,000,000, with the remaining $4,370,000 to be reported in 1996.

    As a result of the above, operating income increased to $132,663,000 in 1995 from $110,757,000 in 1994, an increase of $21,906,000, or 19.8%. Operating income before the provision for premature retirement of assets increased to $145,293,000 in 1995 from $110,757,000 in 1994, an increase of $34,536,000, or
31.2%.

    INTEREST INCOME primarily represents earnings on notes receivable and on the short-term investment of Company funds in money market instruments prior to their use in operations or the acquisition of inns. Interest income decreased to $979,000 in 1995 from $1,421,000 in 1994, a decrease of $442,000, or 31.1%. The decrease in interest income is primarily attributable to the decrease in notes receivable.

    INTEREST ON LONG-TERM DEBT increased to $40,421,000 in 1995 from $38,860,000 in 1994, an increase of $1,561,000, or 4.0%. The increase is primarily attributable to the increase in the outstanding balance on the Company's credit facilities as a result of the AEW Transaction and the acquisitions of the CIGNA partnerships and 17 inns since June 1994. While long-term debt, including current installments has increased, the Company's weighted average interest rate on long-term borrowings decreased due to favorable interest rates negotiated in the Amended Credit Facility and the issuance of the 7.4% Senior Notes due 2005, along with improved market conditions.

    PARTNERS' EQUITY IN EARNINGS reflects the interests of partners in the earnings of the combined joint ventures and partnerships which are owned at least 40% and controlled by the Company. Partners' equity in earnings decreased to $10,227,000 in 1995 from $11,406,000 in 1994, a decrease of $1,179,000, or
10.3%. This decrease is primarily attributable to the elimination of LQDP's equity in earnings for the last half of 1995 and is partially offset by increases in LQDP's equity in earnings during the first half of 1995.

    INCOME TAXES for 1995 were calculated using an estimated effective tax rate of 38.1% compared to an effective income tax rate of 39.0% for 1994. The Company's annual income tax rate in 1995 reflects the impact of the difference between aggregate recorded cost and tax basis of acquired assets from the AEW Transaction. The reduction in the annual effective income tax rate also reflects a reduction of the estimated state income tax rate.

    For the reasons discussed above, the Company reported EARNINGS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $51,374,000 in 1995 compared with $37,815,000 in 1994, an increase of $13,559,000, or 35.9%.
Earnings before extraordinary items and cumulative effect of accounting change before the provision for premature retirement of assets increased $21,377,000, or 56.5% to $59,192,000 in 1995 from $37,815,000 in 1994.

    EXTRAORDINARY ITEMS, NET OF TAX, of ($717,000) or ($.02) per share, were recorded during 1995 and resulted primarily from prepayment fees related to the early extinguishment of approximately $16,800,000 of long-term mortgage debt with an average interest rate of 10.3%.

    For  the  reasons  discussed above,  the  Company reported  NET  EARNINGS of
$50,657,000  in  1995  compared  with  $37,815,000  in  1994,  an  increase   of
$12,842,000, or 34.0%.

    During 1995, the Company recorded a non-cash, non-recurring charge of $46,364,000 as CONVERSION OF PARTNER'S INTEREST INTO COMMON STOCK which was directly attributable to the AEW Transaction. This charge reduced NET EARNINGS AVAILABLE TO SHAREHOLDERS to $4,293,000, or $.08 per share, in 1995 from $37,815,000, or $.78 per share in 1994.

YEAR ENDED DECEMBER 31, 1994
COMPARED TO YEAR ENDED DECEMBER 31, 1993

    TOTAL  REVENUES increased to $362,242,000 in 1994 from $271,850,000 in 1993, an increase of $90,392,000, or 33.3%. Of the total revenues reported in 1994, 97.6% were revenues from inns, 2.1% were revenues from restaurant rentals and other revenue and 0.3% were revenues from management services.

    INN REVENUES increased to $353,348,000 in 1994 from $258,529,000 in 1993, an increase of $94,819,000, or 36.7%. The increase in inn revenues was due primarily to the acquisitions of LQP and the CIGNA partnerships, an increase in average room rate and occupancy and an increase in the number of available rooms. The average room rate increased to $47.65 in 1994 from $46.36 in 1993, an increase of $1.29 or 2.8%, while occupancy increased 5 percentage points. The completion of the Company's image enhancement program contributed to the increases in average room rate and occupancy. Available rooms for 1994 were 10,188,000 as compared to 8,226,000 for 1993, an increase of 1,962,000 available rooms, or 23.9%. The increase in the number of available rooms was due to the acquisitions of five operating inns and the CIGNA partnerships during 1994 and LQP in December of 1993.

    RESTAURANT RENTAL AND OTHER REVENUES increased to $7,675,000 in 1994 from $6,464,000 in 1993, an increase of $1,211,000, or 18.7%. This increase is primarily the result of an increase in the number of Company owned restaurants leased to and operated by third parties due to the acquisitions of LQP and the CIGNA partnerships.

    MANAGEMENT SERVICES revenue decreased to $1,219,000 in 1994 from $6,857,000 in 1993. Management fees decreased due to the consolidation of LQP in December 1993 and the acquisition of the CIGNA partnerships in July 1994 eliminating the related management fees earned by the Company.

    In 1994, approximately 41.9% of DIRECT EXPENSES were represented by salaries, wages, and related costs. Direct expenses increased to $194,894,000 ($27.30 per occupied room) in 1994 compared to $148,571,000 ($27.72 per occupied room) in 1993, an increase of $46,323,000, or 31.2%. Direct expenses decreased to 53.8% in 1994 from 54.7% in 1993 as a percent of total revenue primarily from a decrease in salaries and related benefit costs and property taxes. The acquisitions of LQP and the CIGNA partnerships caused the increase of direct expense in total year over year .

    CORPORATE EXPENSES decreased to $18,511,000 ($1.78 per available room, including Managed Inns) in 1994 from $19,450,000 ($1.96 per available room, including Managed Inns) in 1993, a decrease of $939,000, or 4.8%. As a percent of total revenues, corporate expenses decreased to 5.1% in 1994 from 7.2% in 1993.

    PERFORMANCE STOCK OPTION relates to the cost of stock options which became exercisable when the average price of the Company's stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.

    DEPRECIATION, AMORTIZATION AND ASSET RETIREMENTS increased to $38,080,000 in 1994 from $24,055,000 in 1993, an increase of $14,025,000, or 58.3%. The increase in depreciation, amortization and fixed asset retirements is primarily due to the increase in depreciable assets resulting from the acquisitions of LQP, the CIGNA partnerships, five inns in 1994 and eleven inns in the latter part of 1993 and the Company's image enhancement program. Depreciation, amortization and fixed asset retirements also includes asset retirements associated with the Company's refurbishment program and other capital improvements.

    OPERATING INCOME increased to $110,757,000 in 1994 from $75,367,000 in 1993, an increase of $35,390,000, or 47.0%.

    INTEREST INCOME decreased to $1,421,000 in 1994 from $5,147,000 in 1993, a decrease of $3,726,000, or 72.4%. The decrease in interest income is primarily attributable to a decrease in interest earned on a note receivable from AEW Partners (the "AEW Note") due to the collection of the entire principal balance in December 1993.

    INTEREST ON LONG-TERM DEBT increased to $38,860,000 in 1994 from $31,366,000 in 1993, an increase of $7,494,000, or 23.9%. The increase in interest expense is attributable to the debt incurred to acquire LQP, the CIGNA partnerships and certain of the limited partners' interests and debt assumed with the acquisition of LQP.

    PARTNERS' EQUITY IN EARNINGS decreased to $11,406,000 in 1994 from $12,965,000 in 1993, a decrease of $1,559,000, or 12.0%. The decrease in partners' equity in earnings is attributable to the acquisition of various limited partners' interests in unincorporated partnerships and joint ventures partially offset by increases in the earnings of LQDP. As of December 31, 1994, LQDP operated 42 inns compared to 37 inns as of December 31, 1993.

    NET (GAIN) LOSS ON PROPERTY TRANSACTIONS increased to a gain of ($79,000) in 1994 from a loss of $4,347,000 in 1993. The loss in 1993 includes a $4,900,000 loss related to the Company's conveyance to the mortgagee of the title on the property in which the Company's headquarters were located.

    INCOME TAXES for 1994 were calculated using an estimated effective tax rate of 39%.

    For the reasons discussed above, the Company reported EARNINGS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $37,815,000 in 1994 compared with $19,420,000 in 1993, an increase of $18,395,000, or 94.7%.

    The Company reported EXTRAORDINARY ITEMS, NET OF INCOME TAXES of ($619,000) in 1993. The 1993 extraordinary loss consisted of ($6,007,000), ($3,664,000) net of income taxes, related to the early extinguishment and refinancing of certain debt partially offset by an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, resulting from the Company's transfer of ownership to the mortgagee of property in which the Company's headquarters were located.

    THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES of $1,500,000, or $.03 per share in 1993 was the result of the implementation of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

    For  the  reasons  discussed above,  the  Company reported  NET  EARNINGS of
$37,815,000  in  1994  compared  with  $20,301,000  in  1993,  an  increase   of
$17,514,000, or 86.3%.

CAPITAL RESOURCES AND LIQUIDITY

    During the year ended December 31, 1995, the Company's capital needs were met primarily through operating cash flows and through the issuance of $100 million of 7.4% Senior Unsecured Notes due 2005 and borrowings under its $250 million Bank Unsecured Credit Facilities. During the year ended December 31, 1994, the Company funded its capital needs primarily through operating cash flows and through the Company's and LQDP's existing bank credit facilities.

    At December 31, 1995, the Company had a $200 million Bank Unsecured Line of Credit and a $50 million 364-Day Bank Unsecured Line of Credit (the "Bank Unsecured Credit Facilities"). The $200 million Bank Unsecured Line of Credit matures August 2000 and the $50 million 364-Day Bank Unsecured Line of Credit matures September 1996. At December 31, 1995, the Company had $66,319,000 available on its Bank Unsecured Credit Facilities, net of $6,681,000 of letters of credit collateralizing its insurance programs and certain mortgages. The Bank Unsecured Credit Facilities bear interest at the prime rate or LIBOR, adjusted for an applicable margin, as defined under the related credit agreements. The applicable margin is based upon predetermined levels of cash flow to indebtedness or credit ratings received from specified credit rating agencies, also, as defined in the related credit agreements. At December 31, 1995, borrowings under the Bank Unsecured Credit Facilities bear interest at LIBOR plus 45 basis points on $172,000,000 of outstanding borrowings and the prime rate less 50 basis points on $5,000,000 of outstanding borrowings. The Credit Facilities require an annual commitment fee of 20 basis points on the $200 million Bank Unsecured Line of Credit and 15 basis points on the $50 million 364-Day Bank Unsecured Line of Credit.

    In September 1995, the Company issued $100 million of Senior Unsecured Notes, which bear interest at 7.4% and mature September 2005.

    At December 31, 1995, the Company had $2,590,000 of cash and cash equivalents, compared to $2,589,000 at December 31, 1994.

    On January 19, 1996, La Quinta filed a shelf registration statement with the Securities and Exchange Commission which would allow the Company to issue up to $250 million principal amount of Debt Securities. The registration statement became effective on January 25, 1996. The Company's Board of Directors has authorized the issuance of up to $150 million in principal amount of Debt Securities at terms dependent upon market conditions at the time of issuance. The net proceeds from the issuance of Debt Securities will be used to repay indebtedness under the Company's Bank Unsecured Credit Facilities. No assurance can be given that these proposed transactions will be consummated.

    On January 23, 1992 with the approval of the Company's Board of Directors, the Company entered two interest rate swap agreements (the "Agreements") which exchanged the Company's variable rate interest payments for the fixed rate interest payments of a major financial institution (the "Counterparty"). The debt ("Notional Amount") underlying the Agreements was $16,890,000 and $44,420,000. Under the Agreements, the Company effectively pays a fixed rate of interest at 6.50% and 5.26% and the Counterparty pays a percentage of prime interest rate and the variable rate demand note interest rate ("VRDN"). In the event the VRDN rate exceeds the fixed interest rate of 5.26% or the percentage of prime interest rate exceeds 6.50%, the Counterparty pays to the Company that difference times the Notional Amount, on a monthly basis. Should the fixed interest rate of 5.26% exceed the VRDN interest rate or the fixed interest rate of 6.50% exceeds the percentage of prime interest rate, the Company pays the difference times the Notional Amount to the Counterparty, on a monthly basis. These Agreements resulted in net payments to the Counterparty of $442,000, $1,040,000 and $1,427,000 in the years ended December 31, 1995, 1994 and 1993, respectively.  The  Agreements  expire on  February  1, 1997,  and  the Notional
Amounts are reduced over the life of the Agreements by scheduled amortization payments. At December 31, 1995, the Notional Amounts of debt remaining under the Agreements are $8,896,000 and $33,250,000 which bear interest at a weighted average variable interest rate of 6.54% and 4.55%, respectively.

    The Company is exposed to market risk associated with fluctuations in interest rates. By entering the interest rate swap agreements, described above, the Company reduced its exposure to rising interest rates on the aforementioned variable interest rate debt and has effectively fixed the rate on such debt at a level acceptable to the Company given the length of the Agreements and the risk of interest rate changes. The Company is exposed to credit risk to the extent that the Counterparty fails to perform under the Agreements. The Company has mitigated its credit risk by entering the Agreements with a major financial institution, which has received an "A" rating from Standard and Poor's Ratings Group and an "A2" rating from Moody's Investors Service, Inc. on senior unsecured debt. The Company regularly monitors the credit ratings of the Counterparty and considers the risk of default remote.

    As a result of the VRDN rate increasing to 4.37% at December 31, 1995 from 4.32% at December 31, 1994 and the fluctuation in the prime rate during the year, the estimated fair value of the interest rate swap agreements changed to a net payable position of $402,000 at December 31, 1995 from a net receivable position of $494,000 at December 31, 1994.

    Net cash provided by operating activities increased to $128.8 million in 1995 from $94.2 million in 1994, an increase of $34.6 million or 36.7%. In 1994, net cash provided by operating activities increased by $16.2 million or 20.7% from $78.0 million in 1993. The increase in net cash provided by operating activities in both 1995 and 1994 was the result of improved REVPAR, which increased by 8.3% in 1995 and 10.7% in 1994, and increases in accrued expenses in both years.

    Net cash used by investing activities of $158.8 million in 1995 reflects the impact of the AEW Transaction, the acquisition and conversion of eleven inns, cost related to the new inn construction projects and the Gold Medal rooms program. Net cash used in investing activities of $156.5 million in 1994 reflects cash used for completion of the image enhancement program, the purchase and conversion of inns, the purchase of the remaining partnership units of LQP and the acquisition of the CIGNA partnerships.

    Net cash provided by financing activities was $30.0 million in 1995 compared to $41.0 million in 1994. The decrease was due to improvement in net cash provided by operating activities and a stabilization of cash used by investing activities. Net cash provided by financing activities was $41.0 million in 1994 compared with $78.0 million in 1993. The decrease was primarily the result of the collection of the AEW Note of approximately $36 million in 1993.

    During 1995 and 1994, the Board of Directors authorized a series of plans for the repurchase of up to a total of $30,000,000 of the Company's common stock. Repurchases of 482,000 shares for approximately $12,244,000 and 373,200 shares (post-split) for approximately $7,115,000 were made under these plans during 1995 and 1994, respectively. Additional repurchases will be made from time to time as deemed appropriate by the Company. During January 1996, the Board of Directors, through a resolution independent of the $30,000,000 series of repurchase plans, approved a private transaction for the repurchase of $11,500,000 of the Company's common stock from a related party.

COMMITMENTS

    The estimated additional cost to complete the Gold Medal rooms program, room additions of inns, conversion of acquired inns and construction of new inns for which commitments have been made is approximately $82,134,000 at December 31, 1995, of which $22,963,000 relates to the Gold Medal rooms program.

    In 1993, the Company entered into a ten year operating lease for its corporate headquarters in San Antonio. In addition, the Company entered into a ten year lease in December 1993 to house the Company's reservation facilities.

    Funds on hand, anticipated future cash flows and amounts available on the Company's Bank Unsecured Credit Facilities are sufficient to fund operating expenses, debt service and other capital requirements through at least the end of 1996. The Company will evaluate from time to time the necessity of other financing alternatives.

SEASONALITY

    Demand, and thus room occupancy, is affected by normally recurring seasonal patterns and, in most La Quinta inns, is higher in the spring and summer months (March through August) than in the balance of the year.

ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 1995, requires that an entity evaluate long-lived assets and certain other identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss meeting the recognition criteria is to be measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset. The Company plans to adopt this statement in 1996 and does not expect adoption of the statement to have a material effect, if any, on the Company's financial position or results of operations.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. Statement 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Pronouncement Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The Company plans to continue to account for its employee stock compensation plans as prescribed under Opinion 25 and will make the pro forma disclosures of net income and earnings per share required by Statement 123 beginning with its financial statements for the year ended December 31, 1996. The Company does not anticipate the implementation of Statement 123 to have an impact on the Company's financial position or results of operations.

INFLATION

    The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or net earnings of the Company in the three most recent years.

                          DESCRIPTION OF SENIOR NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE SENIOR NOTES OFFERED HEREBY SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE INDENTURE REFERRED TO IN THE ACCOMPANYING PROSPECTUS.

GENERAL

    The Senior Notes offered hereby constitute a series of notes under the Indenture, which series is limited to $100 million aggregate principal amount. The Senior Notes will mature on March 15, 2004.

    Each Senior Note will bear interest from March 11, 1996 at the rate of 7 1/4% per annum, payable semi-annually (to holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date) on March 15 and September 15 of each year beginning September 15, 1996.

    The Senior Notes will be issued in registered form only without coupons. The Senior Notes will be issuable in denominations of $1,000 or multiples thereof. The Senior Notes will be issued as book-entry notes. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith.

    The Senior Notes will be unsubordinated and unsecured obligations of the Company ranking PARI PASSU with all existing and future unsubordinated and unsecured obligations of the Company. As of January 31, 1996 after giving effect to this Offering, the Company had approximately $207.0 million of debt that is PARI PASSU with the Senior Notes, $118.2 million of secured debt, $15.5 million of debt at subsidiaries and $120.0 million of debt that is, by its terms, subordinated to the Senior Notes. Claims of Holders of Senior Notes will be effectively subordinated to the claims of holders of the debt of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Senior Notes will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims and claims of the Company as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of its subsidiaries.

    Upon issuance, the Senior Notes will be represented by one or more Registered Global Securities that will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary See "Description of Debt Securities -- Global Securities" in the Prospectus.

OPTIONAL REDEMPTION

    The Senior Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 12.5 basis points, plus in each case accrued interest to the date of redemption (the "Redemption Date").

    "Treasury Yield" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

    "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.

    "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Smith Barney Inc. and another Primary Treasury Dealer (as defined herein) at the option of the Company, PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    Holders of Senior Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Senior Notes set forth opposite the names of such Underwriters below:

                                                               PRINCIPAL AMOUNT
                            NAME                               OF SENIOR NOTES
------------------------------------------------------------  ------------------
Morgan Stanley & Co. Incorporated...........................     $ 33,400,000
Goldman, Sachs & Co. .......................................       33,300,000
Smith Barney Inc. ..........................................       33,300,000
                                                              ------------------
  Total.....................................................     $100,000,000
                                                              ------------------
                                                              ------------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Senior Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

    The Underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Senior Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .20% of the principal amount of the Senior Notes to other Underwriters or to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company does not intend to apply for listing of the Senior Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Senior Notes.

    From time to time, Morgan Stanley & Co. Incorporated and Smith Barney Inc. have provided, and continue to provide, investment banking services to the Company.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Senior Notes offered hereby will be passed upon for the Company by John F. Schmutz, Vice President -- General Counsel of the Company and Latham & Watkins, Los Angeles, California and for the Underwriters by Davis Polk & Wardwell.